100 University Avenue, 8th floor
Date: June 7, 2016	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMERICAS SILVER CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting

Record Date for Notice of Meeting :	June 10, 2016

Record Date for Voting (if applicable) :	June 10, 2016

Beneficial Ownership Determination Date :	June 10, 2016

Meeting Date :	July 20, 2016

Meeting Location (if available) :	Toronto, ON

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	03063L101	CA03063L1013

Sincerely,

Computershare
Agent for AMERICAS SILVER CORPORATION